RepliGen                                              Letter from the President

To Our Shareholders:

There is no escaping the fact that fiscal 1995 was a difficult year for biotechnology companies. Structural changes in the pharmaceutical industry and healthcare environment, coupled with a scarcity of new capital, motivated us to review the business strategy outlined in last year's annual report. The current business environment combined with the reduction of our valuation underscore the need to use cash reserves more effectively. Consequently, through a rigorous self-examination we have developed an innovative plan that we anticipate will position Repligen to meet the challenges of the fluctuating industry landscape in pursuit of revenues, profit and enhanced shareholder return.

*Reconfiguring for Success

Our business planning process during fiscal 1995 was challenging. Difficult choices had to be made to preserve short-term cash reserves and ensure the company's long-term viability. Our first step was to prioritize our diverse product portfolio resulting in the selection of a single, lead product candidate. This was achieved by a newly established cross-disciplinary team headed by Chief Operating Officer Leslie Hudson, Ph.D., formerly of Glaxo, Incorporated. The team reviewed each of our development programs and identified recombinant platelet factor-4 (rPF4) as the product candidate to which we would devote the majority of our resources.

As expected, several promising programs in cancer and organ transplantation were suspended as a result of this prioritization process. These cutbacks were done in order to intensify our efforts in rPF4. Moreover, we reduced our total work force and implemented other stringent cost-cutting measures. Combined, these changes are expected to save Repligen $12 million a year, cutting our annual expenditure rate nearly in half.

The second significant component in our new business plan involves the formation of two strategic business units (SBU): the Allegro Biologics Division and the Therapeutics Research Division. These two entities should enable Repligen to capitalize on existing strengths and build a business that is responsive to industry needs.

*Strategic Business Units

Ongoing fundamental changes in the biotechnology and pharmaceutical industries convince us that process development and contract manufacturing will be in high demand in the future. Repligen has a unique ability to provide companies with a preclinical and phase I/II clinical manufacturing capability. Already Repligen's expertise has been demonstrated by our established track record in the development and manufacture of bulk proteins. Led by newly appointed General Manager Ashley Lawton, Ph.D., formerly of Celltech Biologics, Inc., the Allegro Biologics Division is designed to create a revenue-generating specialty business focused on the development and manufacture of FDA-regulated protein-based products. Alternatively, this SBU could be strategically partnered to provide funding for research and product development if such an arrangement is in the best interest of the Company.

The overall objective of the Therapeutics Research Division is to advance research concepts into mature programs suitable for third-party support. The SBU's first objective is to develop rPF4, including accelerating and supporting the clinical development of our new, cost-effective, commercial product form of rPF4. The long-term strategy of this SBU is to rebuild our research effort by partnering at least one of our technology platforms. As funding allows, we intend to continue in-house research efforts on the B-7/CD28 pathway (immune modulation program) and the chemokine platform in the area of cell regulation.

*Intensified Efforts on rPF4 Program

As a result of the reconfiguration, our commitment to rPF4 has never been greater. Our decision to focus on rPF4 was triggered by promising results established in recent clinical studies for both cardiovascular (restoration of coagulation) and cancer (inhibition of tumor growth) indications. We continue to seek a commercial partner for rPF4; success in this endeavor is critical to our ability to complete this important program.

rPF4's safety and biological activity in cardiovascular patients was demonstrated in data published in the scientific journal Circulation (April 15, 1995) by researchers from The University of North Carolina Hospitals. In June 1994, the Texas Heart Institute began a phase I/II trial to further evaluate the safety of rPF4 and its ability to reverse the effects of heparin in coronary artery bypass graft (CABG) surgery patients. Furthermore, analysis of pharmacoeconomic data, obtained from two studies sponsored by Repligen but carried out by recognized, independent experts in this field, clearly establishes a strong economic rationale to pursue rPF4 for cardiovascular indications.

For cancer, the Mayo Clinic and Dana Farber Cancer Institute are conducting dose-finding, tumor-directed clinical trials of rPF4 in glioma (brain tumor) patients to reaffirm rPF4's safety profile and biological activity in patients with no therapeutic options. Preliminary phase I/II data presented by researchers from the University of California, San Francisco, and Repligen at the American Society of Clinical Oncology (ASCO) in May 1995 demonstrated that systemically delivered rPF4 has an effect on and is well tolerated by AIDS-related Kaposi's sarcoma patients. A year earlier at ASCO, researchers from The Graduate Hospital of Philadelphia also reported antitumor response and product safety for rPF4 -- the first data providing evidence of an antitumor response with rPF4 as an angiogenesis inhibitor and potential new cancer treatment.

*Eli Lilly Contract Extended

Repligen and Eli Lilly and Company have been collaborating since 1992 to develop a CD11b-targeted therapeutic for acute inflammation. In February 1995, we agreed to extend our collaboration until November 1996 with funding from Lilly, during which time the program will be transferred to Lilly. Lilly also agreed to new milestone payments and to increasing the royalties which Repligen will receive on sales of the genetically engineered humanized version of the product, h60.1, which is poised to enter clinical testing. Lilly's extension represents a strong vote of confidence in our anti-CD11b/h60.1 program.

*Future Outlook

The choices made during fiscal 1995 regarding program and staffing cutbacks were not easy. We believe strongly in the potential of the people who have left us. We wish them well and thank them for the many contributions they made to Repligen.

In summary, Repligen remains committed to maximizing shareholder value through the dual SBU concept outlined above. We will continue to examine new opportunities that will position Repligen, and thus you, for success.

Sincerely,

[Signature of Sandford D. Smith]

Sandford D. Smith
President and Chief Executive Officer


RepliGen
One Kendall Square, Building 700
Cambridge, MA 02139
Telephone: 617-225-6000
Telefax: 617-494-1786                        (c)Repligen Corporation, Aug. 1995